July 5, 2024

Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Government of Prince Edward Island
Service NL, Financial Services Regulation Division
Office of the Superintendent of Securities, Government of the Northwest Territories
Office of the Superintendent of Securities, Government of Nunavut
Office of the Superintendent of Securities, Government of Yukon
(collectively, the “Securities Regulators”)

Dear Sir/Madam
Re: Notice of Change of Auditors of Organigram Holdings Inc.

We have read the Notice of Organigram Holdings Inc. dated June 28, 2024 and, based on our knowledge of such information at this time, we agree with the statement 3 as it relates to us, and we have no basis to agree or disagree with statements 1, 2, 4 and 5 contained in the Notice.

Very truly yours,

PKF O’CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O’Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.